LEAD INVESTOR

**Christie Pitts**

We invested in Nicolette because of the team's singular focus on improving outcomes and experiences for parents and babies in the NICU. Phil's personal experience with his twins in the NICU led him to start this company, and since then, Nicoboard has been improving experiences and outcomes in the NICU at CHOC, and other hospitals. Having a baby in the NICU can be one of the most stressful times in a person's life. Phil knows that firsthand, and Nicoboard helps to make the experience less stressful and improve outcomes. In addition to Nicolette's meaningful mission, telemedicine tools like Nicoboard represent a huge and growing part of the healthcare industry. We are excited about Nicolette's execution and the many growth opportunities available for the company.

**Invested $5,000 this round & $30,000 previously**

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